BRILLIANT ACQUISITION
99 Dan Ba Road C-9 | Putuo | Shanghai | China | Tel.: (86) 021-80125497

June 18, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100  F. Street, N.E. Washington, D.C. 20549

Re:	Brilliant Acquisition Corporation (the “Company”) Amended Registration Statement on Form S-1 File No. 333-333-237153

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM on June 23, 2020 or as soon thereafter as is practicable.

Very truly yours,

BRILLIANT ACQUISITION CORPORATION

By:	/s/ Dr. Peng Jiang
Name: Title:	Dr. Peng Jiang Chief Executive Officer